UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus

Nanchang, Jiangxi, China 330096

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On August 28, 2026, Jiangxi Ruanyun Technology Co., Ltd., the consolidated variable interest entity of Ruanyun Edai Technology Inc. (the “Company”), entered into an AIGC Technical Talent Training Model Laboratory Procurement Project Contract with Jiangxi Zhongtong Information Industry Data Services Co., Ltd. for the delivery and deployment of the YeeZo platform and related systems across ten AIGC vocational training laboratories. The Agreement contains customary terms regarding quality standards, warranty, delivery and acceptance, payment, and breach. The Agreement has a stated contract value of RMB5,992,185.94 (approximately $0.88 million). Any revenue associated with the Agreement will be recognized in accordance with applicable accounting standards and has not yet been reflected in the Company’s financial results.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 10.1, and which is incorporated herein in its entirety by reference.

Press Release.

In connection with the Agreement, on September 2, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Unofficial English Translation of AIGC Technical Talent Training Model Laboratory Procurement Project Contract with Jiangxi Zhongtong Information Industry Data Services Co., Ltd, dated August 28, 2026
99.1	Press Release, dated September 2, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	Ruanyun Edai Technology Inc.

	By:	/s/ Yan Fu
	Name:	Yan Fu
	Title:	Director and Chief Executive Officer